Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: May 23, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION CORPORATION ON MAY 22, 2001

[FIRST UNION LOGO]


Tuesday                                                    Media Contacts:
May 22, 2001                                         Ginny Mackin 704-383-3715
                                                     Mary Eshet   704-383-7777

                                                           Investor Contact:
                                                     Alice Lehman  704-374-4139


                 CEO THOMPSON SAYS FIRST UNION AND WACHOVIA ARE
                            THE "IDEAL STRATEGIC FIT"

       Companies Will Continue Integration Process to Create New Wachovia

Charlotte, N.C. - First Union's chief executive officer, Ken Thompson, made the following statement in response to the announcement that the Wachovia Corp. [NYSE: WB] Board of Directors has reaffirmed their support for a merger of equals with First Union and rejected the hostile acquisition proposal by SunTrust Banks, Inc.:

"The board reviewed the numbers and clearly communicated with their vote that our merger of equals is the better choice for Wachovia shareholders. We are confident that shareholders will agree when they look at the facts. We believe that the SunTrust proposal simply won't work, and we are glad that the board has validated our view.

"Merging Wachovia and First Union will create a new Wachovia with a platform for sustained growth and increasing shareholder value. As we work with our counterparts at Wachovia during the integration process, we are more certain than ever that this merger is the best course of action for both companies. It is an unprecedented opportunity for both companies' shareholders, customers, employees and communities.

"The new Wachovia will be a powerful force in banking, wealth and asset management, and capital markets. We will have over 19 million customers and diversified income from international, national and regional businesses. We look forward to continuing our integration with our Wachovia colleagues - in an atmosphere of mutual respect and cooperation - to harness the tremendous potential of the new Wachovia."

First Union (NYSE:FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the Securities and Exchange Commission. In addition, in connection with the proposed transaction with Wachovia, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus, without charge, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001 and by Wachovia on March 19, 2001.

         THE FOLLOWING MEMORANDUM WAS RELEASED TO FIRST UNION EMPLOYEES

                                                                   Interoffice
                                                                   Memorandum

[FIRST UNION LOGO]

Date:                                               From:
May 22, 2001                                        Ken Thompson
                                                    Chairman and CEO


To:                                                 Re:
All Employees                                       Wachovia Merger



I am very pleased with today's announcement that the Wachovia board of directors has rejected the unsolicited, hostile bid from SunTrust and reaffirmed its commitment to complete our historic merger of equals.

Ours is the right combination, and it clearly is in the best interest of all stakeholders. I believe strongly in the potential of the new Wachovia. As you've heard me say several times in the past month or so, the merger of equals between First Union and Wachovia will create a truly new company -- one that combines the best talent, the most competitive products and the highest levels of customer service from two organizations already known for high standards of excellence. My belief in the new Wachovia is further strengthened by the chemistry between the First Union and Wachovia teams.

Since April 16, when First Union and Wachovia announced our intention to combine, many people from both companies have come together in planning for our future success. That good work will continue as planned. We intend to consummate our merger in the third quarter and are moving ahead with that timeframe in mind. As usual, we will keep you informed as we move forward with the integration process.

We may continue to face potential distractions. SunTrust may keep attempting to make its case through the media. We know the real facts about the potential of our combination and the enduring value it will create for all stakeholders. And as always, let's keep our top priorities in front of us -- that is, providing our customers the very best service, running the day-to-day business with expense control in mind, and doing a great job growing revenue.

Thank you for your hard work and dedication.

Note: The following notice is included to meet certain legal requirements:

In connection with the proposed transaction with Wachovia, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of these documents, without charge, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001 and by Wachovia on March 19, 2001.

         THE FOLLOWING Q&A WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE

1. What did the Wachovia board of directors decide at their May 22 meeting?

A: The Wachovia board voted to reject last week's unsolicited bid from SunTrust and reaffirmed its commitment to completing the merger-of-equals agreement with First Union as originally announced on April 16.

2.       What does the board's decision mean for First Union?

A: Planning for the First Union-Wachovia combination continues. We expect to complete the merger in 3rd quarter 2001.


3.       What are the next steps?

A: On the integration front, ongoing planning to shape the new Wachovia will continue as scheduled. On the legal merger front, both Wachovia and First Union shareholders will be asked to approve the combination later this summer.

4. Why is a First Union/Wachovia combination better than a SunTrust/Wachovia combination?

A: The combined First Union-Wachovia will have a completely developed business platform with a strong traditional bank, full capital management services, a strong capital markets presence and well-developed channels for distribution of products and services. A SunTrust-Wachovia combination would not have comparable scope. The new Wachovia will have almost twice the balance sheet size of a potential SunTrust/Wachovia combination, providing the scale necessary to compete more effectively. Also, our merger is friendly; the SunTrust hostile takeover attempt has tremendous integration risk. Hostile takeovers in the banking industry have proven to be enormously disruptive to customers, employees and shareholders.

5.       Why is Wachovia a strong fit with First Union?

A: First Union is the best possible merger partner for Wachovia. Both banks have robust retail, corporate and asset management businesses and are service leaders. The new Wachovia will be a world-class financial institution with a strong strategic focus that will drive growth. The new company will be the #1 retail bank on the East Coast, #1 in small business banking, a leading national brokerage and fund manager, an investment bank focused on growth companies, and a well-positioned corporate bank. The cultures are also similar. We have a shared focus on increasing shareholder value, unparalleled customer service, and a strong commitment to communities. In fact, after only 8 months of discussions, we negotiated merger terms, signed an agreement and began the integration process; SunTrust has been trying to work with Wachovia for 16 years and still hasn't made progress. The productive First Union/Wachovia integration process also demonstrates the mutual respect we have for each other.

6.       What do customers stand to gain from a Wachovia/First Union merger?

A: Our 19 million combined customers will benefit from a broader array of services - encompassing corporate and retail banking, asset and wealth management, capital markets and brokerage in 11 fast-growing states and Washington, D.C. The new Wachovia will be well-capitalized and technologically sophisticated. Therefore, we will be able to invest in our businesses and provide customers the best products and services.

7. What does it mean that a Wachovia/First Union merger would "produce a higher growth business mix"?

A: In recent years, both First Union and Wachovia have focused on higher growth businesses, including brokerage and wealth management, as well as corporate and investment banking. Post-merger, we envision that the net income derived from these businesses would increase as a percentage of total revenue, with a smaller percentage coming from retail banking.

8. Why should Wachovia shareholders approve the First Union merger when SunTrust has offered a higher premium?

A: We believe shareholders will make more money from our friendly merger of equals with Wachovia. The two companies together will have higher growth in revenues and profits than either company alone, and the combined company would have higher revenue and profit growth than a SunTrust-Wachovia combination. The SunTrust hostile takeover attempt incorporates tremendous integration risk. The premium it offers, which has fallen sharply from the date first announced by SunTrust, does not come close to compensating Wachovia's shareholders for this risk.

9. What does the change in the dividend offer to Wachovia shareholders mean?

A: The move is designed to make sure that the dividend Wachovia shareholders receive from the new combined company is equal to what they received before the merger. Because our combined company would generate excess capital right away, we will have a much better opportunity to increase the dividend than SunTrust's proposed company, which would take ten years to begin generating excess capital.


10.      What about integration?

A: The integration process has been highly constructive. We have been working together for five weeks and have made significant progress. We have a strong management team identified and will make additional announcements as soon as we can.

Note:  The following notice is included to meet certain legal requirements:

In connection with the proposed transaction with Wachovia, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of these documents, without charge, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001 and by Wachovia on March 19, 2001.

THE FOLLOWING NEWS RELEASE AND LETTER TO SHAREHOLDERS ISSUED BY WACHOVIA CORPORATION WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE


May 22, 2001

Wachovia Board Rejects SunTrust's Hostile Offer
-----------------------------------------------

SunTrust Proposal Considered Financially and Strategically Unattractive; Board Reaffirms Commitment to Merger of Equals with First Union That Will Create the "New Wachovia"; First Union Merger Agreement Amended to Provide Wachovia Shareholders Choice on Dividend

WINSTON-SALEM, N.C.-- Wachovia Corporation (NYSE: WB) today announced that its board of directors has voted to reject the hostile acquisition proposal from SunTrust Banks Inc. (NYSE: STI) and has reaffirmed its commitment to the planned merger of equals with First Union Corporation (NYSE: FTU).


Wachovia's board also voted today to amend the merger agreement with First Union to provide Wachovia shareholders a new dividend choice. Once the Wachovia/First Union merger is completed, all Wachovia shareholders will have the option to choose either:

o An ongoing cash dividend payment equal to Wachovia's current $2.40 per share annual rate until the new Wachovia's dividend payment meets or exceeds that rate per existing Wachovia share, or

o A special cash payment of $0.48 per existing Wachovia share at closing, plus the regular new Wachovia dividend to be set initially at an anticipated annual rate of $1.92 per existing Wachovia share.


In a letter to shareholders, L.M. Baker Jr., Wachovia chairman and chief executive officer, detailed four primary points regarding SunTrust's hostile proposal:


A combined SunTrust/Wachovia will not provide adequate future earnings growth.

o        SunTrust has produced lackluster growth over the past two years.

o During the first quarter, SunTrust's core earnings per share declined relative to core EPS in both the 1st and 4th quarters of 2000.

o SunTrust's inability to grow in important business lines such as trust and asset management, retail brokerage, and select capital markets businesses raises concerns about its operating strategies and ability to sustain core earnings growth.

o SunTrust's deteriorating Tier 1 capital ratio calls into question its ability to continue to use aggressive share repurchases as a primary driver of EPS growth.

o A combination with SunTrust could act as a drag on Wachovia's expected future earnings growth.


There is serious implementation risk in the SunTrust proposal.

o SunTrust is very inexperienced in integration activities, having completed only one transaction with a value greater than $100 million in the past 10 years. The Wachovia transaction is three times larger than any integration attempted to date and is twice as large as the combined assets of all acquisitions completed in the last 10 years.

o The cost savings currently promised by SunTrust are significantly greater than those we jointly estimated in December and, in SunTrust's own view at that time, are unrealistically high.

o These cost savings could be achieved only through actions that would slow the combined company's growth, hinder lines of business and lessen service quality.

o SunTrust projects minimal accretion to earnings per share and, in our view, long-term EPS dilution is more likely.


SunTrust's proposal does not compensate Wachovia shareholders for SunTrust's inadequate future earnings growth and serious implementation risk.

o SunTrust's asserted 17% premium to the First Union merger agreement fell to just 5% by the end of the trading day on which it was announced. Clearly SunTrust's stock price cannot support an aggressive hostile transaction.


There is no dividend advantage to SunTrust's hostile proposal.

o The original agreement provided a special dividend to Wachovia shareholders equal to the expected present value difference between the Wachovia and First Union dividends.

o Wachovia shareholders now can choose instead to continue to receive an ongoing cash dividend payment equal to a minimum of Wachovia's current $2.40 per share under the amended merger agreement with First Union.


"We looked long and hard, and on multiple occasions, at a combination with SunTrust and concluded it would not work," Baker said. "These discussions validated the belief that our companies have certain common values around customers, employees and shareholders. However, each time the discussions broke off due to the inability to translate those values into working business strategies and operating models. Five months after our discussions broke down, SunTrust is back with a less appealing, hostile proposal to take over Wachovia, and our conclusion is the same: it will not work.


"In merging with First Union, Wachovia will create a premier, pace-setting financial institution that is well positioned to meet the challenges and opportunities of the future. In our merger of equals, Wachovia and First Union each bring distinctive strengths that complement the other. First Union has invested heavily in technology and has a wide breadth of products and services. Wachovia has earned national acclaim for its high standard of customer service and long-term relationships. By blending these strengths, the new Wachovia will create the leading financial service company on the East Coast, with an excellent platform for delivering superior long-term performance. Together, we have the opportunity to achieve unusually attractive growth in future years. For shareholders, the upside is substantial with immediate earnings accretion and potential for price-earnings multiple expansion. We are enthusiastic about the new Wachovia. We are off to an excellent start.


"SunTrust has not invested heavily for the future. As compared with either Wachovia or First Union, it does not have the management depth or operational experience or the breadth of product and service offerings that are needed in today's environment to compete on a larger scale. Nor do we believe that there is the right strategic or operational fit between our two companies.


"We look forward to continuing to serve the best interests of Wachovia's shareholders, customers, employees and communities as we proceed with the creation of the new Wachovia. We remain confident in our vision and firmly committed to its effective execution."


On April 16, 2001, Wachovia announced a merger of equals with First Union Corporation.


The investor presentation will be available on www.wachovia.com. The text of Baker's letter to shareholders follows:


May 22, 2001


         Dear fellow Wachovia shareholder:


         Last week, SunTrust Banks, Inc. made an unsolicited proposal to acquire Wachovia Corporation. This afternoon, Wachovia's board of directors voted to reject SunTrust's proposal and reaffirmed its commitment to the planned merger of equals with First Union Corporation that was proposed to shareholders last month.


         The integration planning for the two companies is proceeding extremely well, reinforcing our excitement over the strong prospects for this combination. We see nothing in the SunTrust proposal to suggest that we should reconsider the First Union merger, which we firmly believe to be in the best interest of Wachovia, its shareholders, employees, customers and the communities we serve. Specifically:

         o We believe a combined SunTrust/Wachovia would grow more slowly and be less profitable than a combined Wachovia/First Union or, for that matter, Wachovia alone.

         o We believe there are insurmountable strategic and operational obstacles to combining SunTrust and Wachovia.

         o We believe that even if Wachovia were seeking to sell itself, which it is not, the potential returns to Wachovia shareholders from a hostile acquisition by SunTrust are unattractive.


         There has been a great deal of speculation and inaccurate and misleading information in the media recently about Wachovia, First Union and SunTrust. Before going into detail on the SunTrust proposal, please allow us to set the record straight.

         Wachovia conducted an intensive review of its business strategy last year. That review reaffirmed our belief that the greatest potential for future growth and profitability lies in non-traditional banking businesses (such as securities brokerage, capital markets, insurance and wealth management) and in non-traditional approaches to traditional businesses (such as our integrated approach to customer relationship management). Over a two-day period in March, we described Wachovia's business strategies to investors. Their response was favorable.


         During our review, we considered whether merging with another financial institution would help us achieve our goals. We knew that partnering with the wrong financial institution would be detrimental to shareholder value. By contrast, we determined that a partnership that broadens our product lines and distribution and enhances market leadership could be advantageous. For several years, we had contemplated the possible advantages of a Wachovia/First Union merger to achieve these objectives. And when Ken Thompson, First Union's new chief executive officer, laid out his company's business strategies last summer it was clear they were remarkably similar to our own.


         At the time, First Union was emerging from a period of some difficulties, mainly arising from two past acquisitions. It was clear that we could not contemplate a merger until Ken Thompson and his new management team had gotten the company clearly on track. When talks with First Union began in earnest in April, an intensive examination of its businesses showed the revitalization of the company and a genuine turnaround. The performance of First Union's shares this year suggests that investors agree with our conclusion.


         The proposed merger of equals with First Union is compelling. It is built on a genuine sharing of strengths and a cooperative determination of business strategies and practices. For shareholders, the upside is substantial earnings accretion from the outset and potential price-earnings multiple expansion in the future. As our management teams have met over this past month to develop business unit strategies, it has been exciting to see the early results of their collaboration. The potential for growth and high performance seems even stronger.


         We have not seen this unique potential in our discussions with SunTrust. Managers from both of our companies have discussed partnering several times over the past decade. These discussions showed that our companies have certain common values around customers, employees and shareholders. However, each time the discussions broke off due to the inability to translate those values into working business strategies and operating models. Time after time, our discussions with SunTrust culminated in the conclusion that these companies could not be combined in a way that realized either the core potential we see in our own businesses or the enhanced potential we would seek for Wachovia shareholders in a merger partner.

         Our discussions in December of last year constituted an intense attempt to find a way to combine our two institutions and again ended without a completed transaction. One after another, Wachovia's senior managers came back from discussions with their counterparts at SunTrust to report that they did not believe the two operations could be combined productively. We concluded that even with me serving as CEO of a combined SunTrust/Wachovia for two years, maintaining the Wachovia name and Wachovia directors filling half the board, the divergent strategies for future growth could not be reconciled.


         That was the point at which we ended discussions in December. The structural issues around our asset management businesses referred to by SunTrust were not, in fact, the only reason for breaking off discussions; rather, they were symbolic of much broader issues. Wachovia has spent five years developing a high-growth, high-profitability model for our wealth and asset management business. We were unable to understand SunTrust's insistence that we return to a lower-performance model previously discarded by Wachovia. That kind of refusal to explore alternatives was endemic to our discussions regarding other primary business issues as well.


         Now we want to discuss four key points about SunTrust's hostile proposal.


         A combined SunTrust/Wachovia will not provide adequate future earnings growth. At a time when Wachovia and First Union are embracing a non-traditional approach to banking, SunTrust remains a traditional bank, and a combined SunTrust/Wachovia is merely a bigger traditional bank. SunTrust has now produced lackluster growth over the past two years. Our examination of SunTrust's businesses leads us to question its ability to reverse this stagnation.


         We are concerned about SunTrust's inability to grow important business lines, such as trust and asset management, and ultimately to sustain core earnings growth. The deterioration in SunTrust's core earnings in the quarter ending March 31, while not a surprise to us, is particularly disconcerting. In that report, SunTrust's profit margins clearly came under pressure, fee income was stagnant, and earnings per share growth was dependent on one-time securities transactions, cost reductions and share repurchases. For all these reasons, we believe that a combination with SunTrust would act as a drag on Wachovia's expected future earnings growth.


         There is serious implementation risk in the SunTrust proposal. SunTrust is very inexperienced in integration activities, having completed only one transaction with a value greater than $100 million in the past 10 years. The Wachovia transaction is three times larger than any integration attempted to date by SunTrust and is twice as large as the combined assets of all its acquisitions completed in the last 10 years. The fundamental strategic differences already described are, we believe, crippling to the success of any future combination. But even if they could be overcome, the cost savings promised by SunTrust are significantly greater than those we jointly estimated in our December discussions. In our view (and in SunTrust's own view last December), these new cost savings numbers are unrealistically high. They could be achieved only through actions that would slow the combined company's growth, hinder lines of business, and lessen service quality. Even if the promised cost savings were achieved, SunTrust projects minimal accretion to earnings per share. If our view of the integration issues is correct, long-term earnings per share dilution would be a more likely outcome. Even when using SunTrust's aggressive assumptions, we expect the Wachovia/First Union merger to be approximately twice as accretive as the SunTrust proposal.


         SunTrust's proposal does not compensate Wachovia shareholders for SunTrust's inadequate future earnings growth and serious implementation risk. SunTrust is proposing a hostile transaction that is less attractive in many ways than the combination we considered last December.


         By the end of the day it was announced, the asserted 17% premium to the First Union merger agreement fell to just 5%. Clearly the SunTrust stock price cannot support an aggressive hostile transaction.


         There is no dividend advantage to SunTrust's hostile proposal. The amended merger agreement with First Union provides Wachovia shareholders the ability to continue to receive their existing annual dividend payment of $2.40 per share. Once the Wachovia/First Union merger is completed, all Wachovia shareholders will have the option to choose either:

         o An ongoing cash dividend payment equal to Wachovia's current $2.40 per share annual rate until the new Wachovia's dividend payment meets or exceeds that rate per existing Wachovia share, or

         o A special cash payment of $0.48 per existing Wachovia share at closing, plus the regular new Wachovia dividend to be set initially at an anticipated annual rate of $1.92 per existing Wachovia share.


         Future dividends are going to depend on the growth of the combined company, and we are convinced that the new Wachovia can grow its dividends more rapidly than SunTrust.


         The bottom line is: our merger of equals with First Union is a thoughtful, responsible strategic combination. It is off to an excellent start. We have looked long and hard, and on multiple occasions, at a merger with SunTrust, and concluded it just would not work. Five months after our last discussions broke down, SunTrust is back with a less appealing hostile proposal to take over Wachovia, and our conclusion is the same: it will not work.


         We reject SunTrust's hostile takeover bid and we remain fully committed to our merger with First Union.

         We firmly believe that when you consider our reasons, you will support this decision. We will be sending you detailed information in the coming weeks about the new Wachovia and asking for your support.


         On Behalf of Your Board of Directors


         Sincerely,


         L.M. Baker, Jr.

         Chairman and Chief Executive Officer


Wachovia Corporation, with dual headquarters in Atlanta and Winston-Salem, N.C., is a leading financial holding company serving regional, national and international markets. As of March 31, 2001, Wachovia had assets of $75.6 billion. Member companies offer consumer and commercial banking, bank card, asset and wealth management, capital markets and investment banking, community development finance, brokerage and insurance services. Wachovia Bank, N.A., the principal subsidiary, has nearly 650 offices and 1,350 ATMs primarily in Florida, Georgia, North Carolina, South Carolina and Virginia.


This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation,
(i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information:

You are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger between First Union and Wachovia when it becomes available, because it will contain important information. You may obtain a free copy of the preliminary joint proxy statement/prospectus filed as part of First Union's registration statement on Form S-4, and other filings containing information about First Union and Wachovia, including the definitive joint proxy statement/prospectus when it becomes available, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus also can be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of First Union and Wachovia on April 16, 2001.